# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Axil Brands, Inc., CIK 0001718500
CUSIP: 76151R206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 9150 WILSHIRE BOULEVARD, UNIT 245, BEVERLY HILLS, California (CA), 90212
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0001520138-24-000357
Filed by CIK 0001945871
Persons authorized to receive notices and communications: Jeffrey Brown, c/o AXIL Brands, Inc., 9150 Wilshire Boulevard, Unit 245, Beverly Hills, California (CA), 90212, (888) 638-8883; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- Jeffrey Brown (CIK 0001945871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 15,143; shared voting power 100,000; sole dispositive power 375,143; shared dispositive power 160,000; aggregate amount beneficially owned 535,143 (7.5% of the class)
  Comment: Number of shares beneficially owned by Mr. Brown with sole dispositive power includes 360,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options previously granted to Mr. Brown. Number of shares beneficially owned Mr. Brown with shared dispositive power includes 60,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by BZ Capital. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.
- BZ Capital Strategies: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (2.3% of the class)
  Comment: Number of shares beneficially owned BZ Capital with shared dispositive power includes 60,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by BZ Capital. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Axil Brands, Inc.
Address of issuer's principal executive offices: 9150 WILSHIRE BOULEVARD, UNIT 245, BEVERLY HILLS, California (CA), 90212
Comment: This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 3") amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeffrey Brown on October 15, 2024 (as amended by the Reporting Persons, the "Schedule 13D" or "Statement"). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount paid by BZ Capital to acquire the shares of Preferred Stock (as defined below) pursuant to the Stock Purchase Agreement (as defined below) was $12,000. The source of funds for such purchase was BZ Capital's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 28, 2025, BZ Capital entered into a stock purchase agreement (the "Stock Purchase Agreement") with a holder of the Company's Series A Preferred Stock, $0.0001 par value per share (the "Preferred Stock"), pursuant which BZ Capital purchased 1,200,000 shares of Preferred Stock (equivalent to 60,000 shares of Common Stock on an as-converted basis) for cash consideration of $12,000 from such stockholder. The Stock Purchase Agreement contains customary representations and warranties.

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Brown in his capacity as an officer or director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Brown may be deemed to beneficially own, in the aggregate, 535,143 shares of Common Stock, which represents approximately 7.5% of the Company's outstanding shares of Common Stock, consisting of 15,143 shares of Common Stock held directly by Mr. Brown; 360,000 shares of Common Stock issuable upon the exercise of options held by Mr. Brown; 100,000 shares of Common Stock held directly by BZ Capital; and 60,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by BZ Capital. Options held by Mr. Brown consist of the following: options to purchase 110,000 shares of Common Stock, which have an exercise price of $1.80 per share, were granted on May 10, 2022 and expire on April 20, 2032, and are fully vested as of the date of this Statement; and options to purchase 250,000 shares of Common Stock, which have an exercise price of $4.01 per share, were granted on October 14, 2024 and expire on October 14, 2034, and vest in 48 equal monthly installments, beginning on October 31, 2024, subject to continued employment through the vesting date. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at any time at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

BZ Capital may be deemed to beneficially own 160,000 shares of Common Stock, including 60,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by BZ Capital, which represents approximately 2.3% of the Company's outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on 6,757,717 shares of Common Stock reported by the Company as outstanding as of October 22, 2025 in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Brown has sole voting power over 15,143 shares of Common Stock and sole dispositive power over 375,143 shares of Common Stock. Mr. Brown and BZ Capital have shared voting power over 100,000 shares of Common Stock and shared dispositive power over 160,000 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, the Reporting Persons have not effected any transactions in securities of the Company during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Stock Purchase Agreement relating to 1,200,000 shares of Preferred Stock.

## Signatures
- Jeffrey Brown: /s/ Jeffrey Brown, Jeffrey Brown (10/30/2025)
- BZ Capital Strategies: /s/ Jeffrey Brown, Jeffrey Brown, Chairman of the Board of Directors and Chief Financial Officer (10/30/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.